[Graphic omitted] Ahold


                                                       Press Release


                                                       Royal Ahold
                                                       Corporate Communications


                                                Date:  November 15, 2004
                                For more information:  +31 75 659 57 20


Ahold reaches agreement with Carrefour on terms of sale of its large hypermarkets in Poland


Zaandam, The Netherlands, November 15, 2004 - Ahold today announced it has reached agreement on the divestment of its 13 large hypermarkets in Poland to Carrefour. The hypermarkets trade under the Hypernova banner and are located in major Polish cities. The transfer is subject to the fulfillment of certain conditions, including anti-trust approval. The closing of the transaction, the price of which was not disclosed, is expected in the first quarter of 2005.

"In Poland, we have decided to fully focus on the further development of the supermarket and compact hyper formats," commented Anders Moberg, Ahold President & CEO. "Moreover, the divestment of all the larger hypermarkets contributes to reduction of our debt. Our 170 Albert supermarkets and 12 Hypernova compact hypers are popular shopping destinations for 2.5 million loyal customers every week. We are committed to continuing to provide them with the products and services they demand and deserve."

Ahold has been active in Poland since 1995. On January 1, 2003, Ahold merged its Polish, Czech and Slovak operations into one single entity known as Ahold Central Europe. This more efficient unit, headquartered in the Czech capital Prague, strengthened Ahold's local position in all three markets, enabling the provision of better service throughout these three trade areas. Ahold Central Europe generated 2003 consolidated net sales of Euro 1.6 billion.


Ahold Corporate Communications: +31.75.659.5720


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
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Certain statements in this press release are forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected timing of the closing of the sale of the hypermarkets, Ahold's ability to consummate the transaction, the further development of the supermarket and compact hyper formats and the contribution of the sale to Ahold's debt reduction. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the inability to obtain, or delays in obtaining, local anti-trust approval, the inability to further develop or delays in the further development of supermarkets or other formats, the inability to address, or delays in addressing, legal obstacles to the consummation of the transaction, the actions of governments, law enforcement agencies, and the inability to satisfy, or delays in satisfying, other closing conditions to the transaction, Ahold's liquidity needs exceeding expected levels, changes in general market, economic and political conditions in Poland and/or elsewhere, increases in the levels of competition, the behavior of market participants and fluctuations in exchange rates. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of certain of such risks, uncertainties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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